Exhibit 99.4

CONTINENTAL ENERGY CORPORATION

TO:	British Columbia Securities Commission
Alberta Securities Commission

AND TO:	Dale Matheson Carr-Hilton LaBonte LLP
Davidson & Company LLP

RE:	Notice of Change of Auditor pursuant to Section 4.11 of National Instrument
51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Pursuant to Section 4.11(7) of NI 51-102, Continental Energy Corporation (the “Issuer”) hereby gives notice of the change of its auditor from Dale Matheson Carr-Hilton LaBonte LLP (“DMCL”) to Davidson & Company LLP (“Davidson”). In accordance with NI 51-102, the Issuer hereby states that:

1.	DMCL has resigned as auditors of the Issuer at the request of the Issuer effective December 31, 2014;

2.	the resignation of DMCL and the appointment of Davidson as the Issuer’s auditor have been considered and approved by the Issuer’s Board of Directors;

3.	there was no modified opinion in DMCL’s report for the Issuer’s most recently completed fiscal year, nor for any subsequent period;

4.	there have been no “reportable events” within the meaning assigned under subsection 4.11(1) of NI 51-102.

DATED the 31 day of December, 2014.

BY ORDER OF THE BOARD OF DIRECTORS
OF CONTINENTAL ENERGY CORPORATION

/s/ Robert V. Rudman
Robert V. Rudman
Chief Financial Officer